Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

            Attention Business Editors:
            Enerplus to present at the 2010 CIBC Energy & Infrastructure Conference

            CALGARY, April 14 /CNW/ - Enerplus is pleased to advise that Mr. Robert
J. Waters, Senior Vice President and Chief Financial Officer, will provide an update on the Fund's activities via a presentation at the 2010 CIBC Energy &
Infrastructure Conference in Toronto on Tuesday, April 20, 2010 at 8:30 AM
EST. Investors are invited to listen to a live webcast of the presentation at:

            http://events.startcast.com/events6/118/energy2010/Default.aspx?Presentat ion(equal sign)2

            Enerplus is one of Canada's oldest and largest independent oil and gas producers with a portfolio of both early-stage resource plays and mature cash-generating properties. We are focused on creating value for our investors through the successful development of our properties and the disciplined management of our balance sheet. Through these activities, we strive to provide investors with a competitive return comprised of both growth and income.
            Enerplus trust units trade on the New York Stock Exchange under the symbol "ERF" and on the Toronto Stock Exchange under the symbol "ERF.UN".
            Electronic copies of our financial statements, press releases, and other public information are available on our website at www.enerplus.com.

            Gordon J. Kerr
            President & Chief Executive Officer
            Enerplus Resources Fund

            Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as
"expects", "projects", "plans" and similar expressions, are forward-looking information that represents management of Enerplus' internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of
Enerplus. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Enerplus' actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Enerplus' filings with the Canadian and U.S. securities authorities. Accordingly, holders of Enerplus Trust Units and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted.

            %CIK: 0001126874

            /For further information: Investor Relations at 1-800-319-6462 or e-mail
investorrelations(at)enerplus.com/
            (ERF.UN. ERF)

CO:  Enerplus Resources Fund

CNW 13:53e 14-APR-10